UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION
12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY
TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

                                                                                            Commission File Number: 33-56254

Merrill Lynch Municipal ABS, Inc.

(Exact name of registrant as specified in its charter)

World Financial Center – North Tower
250 Vesey Street– 9th Floor
New York, New York
Telephone: (212) 449-9938

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Prerefunded Municipal Certificates, Series 1, Due October 1, 2012

        (Title of each class of securities covered by this Form)

Prerefunded Municipal Certificates, Series 2, Due October 1, 2012 Prerefunded Municipal Certificates, Series 3, Due October 1, 2012

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	⋅	Rule 12h-3(b)(1) (i)	|X|
Rule 12g-4(a)(1)(ii)	⋅	Rule 12h-3(b)(1)(ii)	⋅
Rule 12g-4(a)(2)(i)	⋅	Rule 12h-3(b)(2)(i)	⋅
Rule 12g-4(a)(2)(ii)	⋅	Rule 12h-3(b)(2)(ii)	⋅
		Rule 15d-6	⋅

      Approximate number of holders of record as of the certification or notice date:

      Prerefunded Municipal Certificates, Series 1,
      Due October 1, 2012

        Pursuant to the requirements of the Securities Exchange Act of 1934, Merrill Lynch Municipal ABS, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 11, 2005	MERRILL LYNCH MUNICIPAL ABS, INC.

By: /s/ Edward J. Sisk
____________________________
Edward J. Sisk